Charles Bisgaier

Background:

Charles has an extensive 40 years of experience in drug discovery, research and preclinical and clinical development in both large (Parke-Davis/Warner-Lambert and Pfizer) and small pharmaceutical companies. His experience has led to multiple successful pharmaceutical, medical device projects or startup companies. He and his teams developed or discovered key cardiovascular, metabolic disease, neurological and oncology assets including those for prevention and treatment of common and rare diseases. Assets he participated in developing include LOPID® (gemfibozil), Lipitor® (atorvastatin calcium), NEXLETOLTM (bempedoicAcid), Gemcabene, the dNAVTM medical device, PNT-2258, CETP inhibitors, ETC-216, DT-678, and BF-844. He also serves on the board member of Diapin Therapeutics and Hygieia Medical, is a scientific advisor to Imagine Pharma and to the Usher III Initiative. He co-founded Esperion Therapeutics, Michigan Life Ventures, Michigan Life Therapeutics, Gemphire Therapeutics, and recently GeneToBe. GeneToBe focuses on rare diseases and utilization of next-generation Crisper/Cas9 technology He is a named inventor on many patents, patent applications, and has published around 100 peer reviewed manuscripts and reviews. Dr. Bisgaier is an Adjunct Associate Professor of Pharmacology at the University of Michigan and has served on the board of The Michigan Society for Medical Research (MISMR), a non-profit organization. He received his B.A. degree in Biology at the State University College at Oneonta, NY (1974), his M.S (1977) and Ph.D. (1981) in Biochemistry at George Washington University, Wash., D.C., and his Post-Doctoral Training (1983) in Lipoprotein Metabolism within a Specialized Center of Research (SCOR) for atherosclerosis at Columbia University College of Physicians and Surgeons, NY, NY.

Experience:

Michigan Life Ventures, Owner

Jan 2017 – Present

Co-founder and Chief Executive Manager of Michigan Life Ventures, LLC, a private company created primarily to establish or assist early stage companies.

GeneToBe, LLC, Co-founder

Jan 2020 – Present

GeneToBe is a Michigan LLC with technology focused on developing next generation gene therapy technology as well as small molecules to treat rare genetic diseases. GeneToBe creates animal models to record the natural history of rare genetic diseases for the preclinical evaluation of gene therapy and small molecule treatments.